Exhibit 99.1

ELBIT IMAGING ANNOUNCES RECEIPT OF A COURT RESOLUTION THAT
SCHEDULES THE DATES FOR WRITTEN RESPONSE AND HEARING OF THE INTERIM
INJUCTION MOTION FOR TEMPORARY REMEDIES

Tel Aviv, Israel, September 29, 2015, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, that following the filing of a motion for interim injunction for temporary remedies (the “Motion”), the court has resolved that the company and the rest of the Respondents should file their written response until the 8th of October, 2015 and that the hearing with respect to the interim injunction for temporary remedies, will take place on the 14th of October, 2015. The  resolution does not include an interim remedy requested by the Plaintiff that the court will provide an ex parte injuction in respect of the shareholders meetings in the Company and in the Company's subsidiary Plaza centers NV.

The interim injunction motion for temporary remedies concerning, among other issues, on the following requests: To postpone the general meeting of the Company from discussing and voting on the size of the Company's board of directors and from re-electing of the Company's board of directors; To instruct the Company to withdraw its request to convene a general meeting in Plaza or to instruct the Company to vote against any change in Plaza's board of directors in such general meeting.

About Elbit Imaging Ltd.
Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii)  Hotels - hotels operation and management. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Residential projects - initiation, construction and sale of residential units or plots designated for residential located primarily in India.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2014, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com